June 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Matthew Crispino

                  Ji Shin

                  David Edgar

                  Craig Wilson

Re:	AppFolio, Inc.

Registration Statement on Form S-1 (File No. 333-204262)

Registration Statement on Form 8-A (File No. 001-37468)

Acceleration Request

Requested Date:      June 25, 2015

Requested Time:     4:30 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, AppFolio, Inc., (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission (the “Staff”). The Company hereby authorizes Ryan C. Wilkins or Lisa A. Murison of the law firm Stradling Yocca Carlson & Rauth, P.C., counsel for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the above-referenced Registration Statements have been declared effective, please confirm that event by contacting Mr. Wilkins via telephone at (949) 725-4115, or, in his absence, by contacting Ms. Murison via telephone at (424) 214-7037.

Sincerely,

APPFOLIO, INC.

/s/ Ida Kane
Ida Kane
Chief Financial Officer

cc:

AppFolio, Inc.

Brian Donahoo, President and Chief Executive Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Jose F. Macias

Erika M. Muhl

Stradling Yocca Carlson & Rauth, P.C.

C. Craig Carlson

Ryan C. Wilkins

Lisa A. Murison